UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

China Shen Zhou Mining & Resources, Inc.

(Names of Issuer)

Common Stock

(Title of Class of Securities)

16942H 10 9

(Cusip Number)

Trang Chong Charles Hung

865 South Figueroa Street #3340, Los Angeles, CA 90017, (213) 488-5131

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 27, 2007†

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

†See Footnote 1 on Page 4.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.:  16942H 10 9

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Trang Chong Charles Hung

American Eastern Securities, Inc. (95-4236307)

American Eastern Group, Inc. (20-1914413)

_____________________________________________________________________________

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[X]

(b)

[   ]

_____________________________________________________________________________

3.

SEC Use Only

_____________________________________________________________________________

4.

Citizenship or Place of Organization

Trang Chong Charles Hung is a United States citizen; American Eastern Securities, Inc.,

a California corporation; American Eastern Group, Inc., a Nevada corporation

_____________________________________________________________________________

NUMBER OF

5.

Sole Voting Power

292,5001

SHARES

BENEFICIALLY

6.

Shared Voting Power

1,246,4281

OWNED BY

EACH

7.

Sole Dispositive Power

292,5001

REPORTING

PERSON

8.

Shared Dispositive Power

1,246,4281

WITH:

_____________________________________________________________________________

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,538,928  shares (includes 430,000 shares of Common Stock and warrants and options exercisable within sixty (60) days, to purchase 1,108,928 shares of Common Stock of

China Shen Zhou Mining & Resources, Inc.)

_____________________________________________________________________________

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

_____________________________________________________________________________

11.

Percent of Class Represented by Amount in Row (9)

6.6% (assumes exercise of all options and warrants)

_____________________________________________________________________________

12.

Type of Reporting Person:

Trang Chong Charles Hung (IN)

American Eastern Securities, Inc. (BD)

American Eastern Group, Inc. (CO)

______________________________________________________________________________

Cusip No.:  16942H 10 9

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Charles Hung, Jr.

American Eastern Group, Inc. (20-1914413)

EIC Investments, LLC (20-8020327)

_____________________________________________________________________________

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[X]

(b)

[   ]

_____________________________________________________________________________

3.

SEC Use Only

_____________________________________________________________________________

4.

Citizenship or Place of Organization

Charles Hung, Jr. is a United States citizen; American Eastern Group, Inc., a Nevada corporation; EIC Investments, LLC is a California limited liability company

_____________________________________________________________________________

NUMBER OF

5.

Sole Voting Power

212,5001

SHARES

BENEFICIALLY

6.

Shared Voting Power

796,4281

OWNED BY

EACH

7.

Sole Dispositive Power

212,5001

REPORTING

PERSON

8.

Shared Dispositive Power

796,4281

WITH:

______________________________________________________________________________

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,008,928  shares (includes 350,000 shares of Common Stock and warrants and options exercisable within sixty (60) days, to purchase 658,928 shares of Common Stock of

China Shen Zhou Mining & Resources, Inc.)

______________________________________________________________________________

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

______________________________________________________________________________

11.

Percent of Class Represented by Amount in Row (9)

4.4% (assumes exercise of all options and warrants)

______________________________________________________________________________

12.

Type of Reporting Person:

Charles Hung, Jr. (IN)

American Eastern Group, Inc. (CO)

EIC Investments, LLC (PN)

Cusip No.:  16942H 10 9

1 Based on 22,214,514 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s Information Statement, filed with the Securities and Exchange Commission on December 7, 2007.  As of the date of this Schedule, the Reporting Persons beneficially owned the following:

Trang Chong Charles Hung—80,000 shares of common stock; 212,500 warrants

American Eastern Securities, Inc. —90,000 shares of common stock; 450,000 warrants

American Eastern Group, Inc. —260,000 shares of common stock; 446,428 options

Charles Hung, Jr. —212,500 warrants

EIC Investments, LLC—90,000 shares of common stock

Trang Chong Charles Hung is an officer of American Eastern Securities, Inc.  Trang Chong Charles Hung and Charles Hung, Jr. are officers of American Eastern Group, Inc.  Charles Hung, Jr. is a manager and member of EIC Investments, LLC.  Trang Chong Charles Hung is the father of Charles Hung, Jr.

Assuming the exercise of the reported options and warrants, Charles Hung, Jr. and his affiliates (American Eastern Group, Inc. and EIC Investments, LLC), beneficially own 4.4% of the Company’s outstanding shares of common stock; however, due to the relationships described above, collectively, the group would beneficially own 7.8%.

This filing was not required until after the Company became a reporting company under Section 123 of the Securities Exchange Act of 1934.  On or about April 27, 2007, the Company filed a Form 8-A to become registered under Section 12; however the group was not aware of this filing until recently.

Item 1(a)

Name of Issuer:  CHINA SHEN ZHOU MINING & RESOURCES, INC.

Item 1(b)

Address of Issuer’s Principal Executive Offices:

No. 166 Fushi Road Zeyang Tower,

Shijingshan District, Beijing, China 100043

Item 2(a)

Name of Person Filing:  See Item 2(c) below.

Item 2(b)

Address of Principal Business Office:  See Item 2(c) below.

Item 2(c)

Citizenship:  See below.

Trang Chong Charles Hung

865 South Figueroa Street, Suite 3340

Los Angeles, California 90017

United States Citizen

Charles Hung, Jr.

865 South Figueroa Street, Suite 3340

Los Angeles, California 90017

United States Citizen

Cusip No.:  16942H 10 9

American Eastern Securities, Inc.

865 South Figueroa Street, Suite 3340

Los Angeles, California 90017

California corporation

American Eastern Group, Inc.

865 South Figueroa Street, Suite 3340

Los Angeles, California 90017

Nevada corporation

EIC Investments, LLC

865 South Figueroa Street, Suite 3340

Los Angeles, California 90017

California limited liability company

Item 2(d)

Title of Class of Securities:  Common Stock, par value $0.001

Item 2(e)

CUSIP Number:  16942H 10 9

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

[    ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)

[    ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)

[    ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)

[    ] Investment company registered under Section 8 of the Investment Company Act;

(e)

[    ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[    ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[    ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[    ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

[    ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

[    ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.

Ownership

(a)

Amount beneficially owned:

Trang Chong Charles Hung – 292,500

Charles Hung, Jr. -  212,500

Cusip No.:  16942H 10 9

(b)

Percent of Class:

Trang Chong Charles Hung – 6.6%

Charles Hung, Jr. – 4.4%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote:

Trang Chong Charles Hung – 292,500

Charles Hung, Jr. – 212,500

(ii)

shared power to vote or to direct the vote:

Trang Chong Charles Hung – 1,246,428

Charles Hung, Jr. – 796,428

(iii)

sole power to dispose or to direct the disposition of:

Trang Chong Charles Hung – 292,500

Charles Hung, Jr. – 212,500

(iv)

shared power to dispose or to direct the disposition of:

Trang Chong Charles Hung – 1,246,428

Charles Hung, Jr. – 796,428

The percentages set forth on Row 11 of the cover page for each Reporting Person is based on the Company’s outstanding shares of common stock, and assumes the exercise of the reported options and warrants.

Item 5.  Ownership of Five Percent or Less of a Class:  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:  Not Applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:  Not applicable.

Item 8.  Identification and Classification of Members of the Group:  See Footnote 1 above (page 4).

Item 9.  Notice of Dissolution of Group:  Not applicable.

Cusip No.:  16942H 10 9

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:

March 5, 2008

/s/ Trang Chong Charles Hung

Trang Chong Charles Hung

Date:

March 5, 2008

/s/ Charles Hung, Jr.

Charles Hung, Jr.

AMERICAN EASTERN SECURITIES, INC.

Date:

March 5, 2008

By

/s/ Trang Chong Charles Hung

Trang Chong Charles Hung, President

AMERICAN EASTERN GROUP, INC.

Date:

March 5, 2008

By

/s/ Trang Chong Charles Hung

Trang Chong Charles Hung, President

EIC INVESTMENTS, LLC

Date:

March 5, 2008

By

/s/ Charles Hung, Jr.

Charles Hung, Jr., Manager